

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2017

<u>Via Email</u>

Thomas J. Poletti
Manatt, Phelps & Phillips, LLP
695 Town Center Drive, 14th Floor
Costa Mesa, CA 92626

>   **Re: Monster Digital, Inc.**
>   **Schedule TO-I/A filed October 12, 2017**
>   **Filed September 25, 2017**
>   **File No. 5-90111**

Dear Mr. Poletti:

We have the following additional comment on your filing. All defined terms have the same meaning as in your filing, unless otherwise noted.

<u>Section 6. Conditions to the Offer to Amend and Exercise</u>

1.   We refer to response 2 in your response letter dated October 5, 2017. As we understood your response, the amended Offer is open to all holders of Original Warrants (unlike the separate offer for the IPO Warrants) regardless of their status as accredited investors. We understood response 2 to mean that all holders of Original Warrants are accredited investors. Therefore, please delete the language here (at the bottom of page 56) to the effect that the Company will not accept tenders of Original Warrants if it determines that a valid exemption from registration for the shares underlying the new warrants is not available. If you believe this is an issue, you may condition the Offer on the existence of an exemption, as you did in the new offer for the IPO Warrants. As noted in our original comment letter, Rule 13e-4(f)(8)(i) requires that the Offer be open to all target security holders on the same terms.

Please direct any questions about these comments or your filing to me at 202-551-3263.

>   Sincerely,
>
>   /s/ Christina Chalk
>
>   Christina Chalk
>   Senior Special Counsel
>   Office of Mergers and Acquisitions